UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 16d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-32345

CARDERO RESOURCE CORP.
(Translation of registrant's name into English)

#2300 - 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated February 11, 2013

99.2	Material Change Report dated February 12, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDERO RESOURCE CORP.
(Registrant)

Date: February 13, 2013	By:	/s/ Michael Hunter

Michael Hunter
	Title:	Chief Executive Officer

In connection with the Company’s listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at July 31, 2004.